SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 8)*

Mentor Graphics Corporation
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

587200106
(CUSIP Number)

Casablanca Capital LLC
450 Park Avenue, Suite 1403
New York, NY 10022
Attn: Douglas Taylor
(212) 759-5626

with a copy to:
David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 18 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 587200106	SCHEDULE 13D/A	Page 2 of 18 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Casablanca Special Opportunities Fund I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 429,745
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 429,745
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 429,745
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 3 of 18 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Casablanca Capital I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 429,745
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 429,745
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 429,745
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.4%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 4 of 18 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Casablanca Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 591,562
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 591,562
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 591,562
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.5%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 5 of 18 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald G. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,353
	8	SHARED VOTING POWER 591,562
	9	SOLE DISPOSITIVE POWER 29,353
	10	SHARED DISPOSITIVE POWER 591,562
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 620,915
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 587200106	SCHEDULE 13D/A	Page 6 of 18 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 591,562
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 591,562
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 591,562
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 587200106	SCHEDULE 13D/A	Page 7 of 18 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Francisco D'Agostino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 618,319
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 618,319
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 618,319
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 587200106	SCHEDULE 13D/A	Page 8 of 18 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Element Multi Strategy Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,757
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,757
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,757
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 9 of 18 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Element Capital Advisors Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,757
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,757
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,757
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 10 of 18 Pages

1
NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)
Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,635,499
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,635,499
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,635,499
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.2%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 11 of 18 Pages

This Amendment No. 8 to Schedule 13D amends and supplements the Schedule 13D (the "Original Schedule 13D") filed with the Securities and Exchange Commission on February 3, 2011, Amendment No. 1 filed with the Securities and Exchange Commission on February 8, 2011 ("Amendment 1"), Amendment No. 2 filed with the Securities and Exchange Commission on February 14, 2011 ("Amendment 2"), Amendment No. 3 filed with the Securities and Exchange Commission on March 10, 2011 ("Amendment 3"), Amendment No. 4 filed with the Securities and Exchange Commission on March 14, 2011 ("Amendment 4"), Amendment No. 5 filed with the Securities and Exchange Commission on April 1, 2011 ("Amendment 5"), Amendment No. 6 filed with the Securities and Exchange Commission on April 26, 2011 ("Amendment 6") and Amendment No. 7 filed with the Securities and Exchange Commission on August 16, 2011 ("Amendment 7" and together with the Original Schedule 13D, Amendment 1, Amendment 2, Amendment 3, Amendment 4, Amendment 5, Amendment 6 and this Amendment No. 8, the "Schedule 13D"), with respect to the common shares (the "Shares"), without par value per share, of Mentor Graphics Corporation. Except as set forth herein the Schedule 13D is unmodified.  This Amendment No. 8 constitutes an "exit filing" with respect to the Schedule 13D for the Reporting Persons.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $82,885,728 (including brokerage commissions) in the aggregate to purchase the Shares reported in this Schedule 13D.

The source of the funds used to acquire the Shares being reported held by (i) the Casablanca Fund was the working capital of the Casablanca Fund, (ii) the Managed Accounts was the assets of the investment advisory clients of Casablanca, (iii) Mr. Drapkin was his personal funds, (iv) the Element Fund was the working capital of the Element Fund, and (v) AIMCo on behalf of investment management clients was the assets of such clients. In addition, none of the proceeds used to purchase the Shares were provided through borrowings of any nature.  The funds obtained by the Casablanca Fund and the Managed Accounts for acquiring the Shares were obtained for the purpose of acquiring or holding such securities.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a), (b), (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b)

The aggregate number and percentage of Shares to which this Schedule 13D relates is 5,283,171 Shares of the common stock of the Issuer, constituting approximately 4.8% of the 109,422,257 Shares outstanding as of December 1, 2011, as reported in the Issuer's quarterly report on Form 10-Q for the period ending October 31, 2011 filed with the Securities and Exchange Commission on December 7, 2011.

(i)	the Casablanca Fund:
	(a)	As of the date hereof, the Casablanca Fund may be deemed the beneficial owner of 429,745 Shares.
Percentage: Approximately 0.4% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 429,745 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 429,745 Shares

CUSIP No. 587200106	SCHEDULE 13D/A	Page 12 of 18 Pages

(ii)	Casablanca I:
	(a)	As of the date hereof, the Casablanca I may be deemed the beneficial owner of 429,745 Shares.
Percentage: Approximately 0.4% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 429,745 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 429,745 Shares

(iii)	Casablanca:
	(a)	As of the date hereof, Casablanca may be deemed the beneficial owner of 591,562 Shares.
Percentage: Approximately 0.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 591,562 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 591,562 Shares

(iv)	Mr. Drapkin:
	(a)	As of the date hereof, Mr. Drapkin may be deemed the beneficial owner of 620,915 Shares.
Percentage: Approximately 0.6% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 29,353 Shares
		2.	Shared power to vote or direct vote: 591,562 Shares
		3.	Sole power to dispose or direct the disposition: 29,353 Shares
		4.	Shared power to dispose or direct the disposition: 591,562 Shares

(v)	Mr. Taylor:
	(a)	As of the date hereof, Mr. Taylor may be deemed the beneficial owner of 591,562 Shares.
Percentage: Approximately 0.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 591,562 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 591,562 Shares

(vi)	Mr. D'Agostino:
	(a)	As of the date hereof, Mr. D'Agostino may be deemed the beneficial owner of 618,319 Shares.
Percentage: Approximately 0.6% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 618,319 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 618,319 Shares

CUSIP No. 587200106	SCHEDULE 13D/A	Page 13 of 18 Pages

(vii)	the Element Fund:
	(a)	As of the date hereof, the Element Fund may be deemed the beneficial owner of 26,757 Shares.
Percentage: Approximately 0.0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 26,757 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 26,757 Shares

(viii)	Element Advisor:
	(a)	As of the date hereof, Element Advisor may be deemed the beneficial owner of 26,757 Shares.
Percentage: Approximately 0.0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 26,757 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 26,757 Shares

(ix)	AIMCo:
	(a)	As of the date hereof, AIMCo may be deemed the beneficial owner of 4,635,499 Shares.
Percentage: Approximately 4.2% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 4,635,499 Shares
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 4,635,499 Shares
		4.	Shared power to dispose or direct the disposition: 0

Casablanca serves as investment advisor to Casablanca Fund, AIMCo and additional individual and institutional clients which hold discretionary private accounts with Casablanca.  Casablanca owns no securities of the Issuer directly, but because it has voting or investment control over the Shares owned by the Casablanca Fund and its discretionary private accounts, it may be deemed to beneficially own the Shares held by the Casablanca Fund and its discretionary private account clients.  Casablanca also serves as investment advisor to AIMCo, and can recommend the voting of the Shares which may be deemed to be beneficially owned by AIMCo, and therefore, may be deemed to beneficially own such Shares.

Each of Mr. Drapkin, Mr. Taylor and Mr. D'Agostino, as members of Casablanca's management committee, are in a position to indirectly determine the voting and investment decisions regarding the Issuer's securities held by Casablanca's investment advisory clients, including the Casablanca Fund.

Mr. D'Agostino, as President and Managing Director of Element Advisor is in a position to indirectly determine the voting and investment decisions regarding the Issuer's securities held by the Element Fund.

AIMCo serves as investment manager to Alberta public sector clients, including Alberta public sector pension plans and provincial endowment funds.  AIMCo owns no securities of the Issuer directly, but because it has voting or investment control over the Shares owned by its investment management clients, it may be deemed to beneficially own the Shares held by its investment management clients.

As of the date hereof, the Casablanca Reporting Persons beneficially owned an aggregate of 647,672 Shares, constituting approximately 0.6% of the Shares outstanding, the Element Reporting Persons beneficially owned an aggregate of 618,319 Shares, constituting approximately 0.6% of the Shares outstanding, and AIMCo beneficially owned an aggregate of 4,635,499 Shares, constituting approximately 4.2% of the Shares outstanding.

CUSIP No. 587200106	SCHEDULE 13D/A	Page 14 of 18 Pages

The Casablanca Reporting Persons, the Element Reporting Persons and AIMCo may be deemed to have formed a "group," within the meaning of Section 13(d)(3) of the Exchange Act.  Collectively, the group may be deemed to have voting control over a combined 4.8% of the Shares. However, each of the Casablanca Reporting Persons (other than Mr. D'Agostino) expressly disclaims beneficial ownership of the Shares beneficially owned by the Element Reporting Persons, each of the Casablanca Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by AIMCo, each of the Element Reporting Persons (other than Mr. D'Agostino) expressly disclaims beneficial ownership of the Shares beneficially owned by the Casablanca Reporting Persons and AIMCo, and AIMCo expressly disclaims beneficial ownership of the Shares beneficially owned by the Casablanca Reporting Persons and the Element Reporting Persons.

(c) Please see Schedule 2 for a list of transactions in the Shares by the Reporting Persons during the past sixty (60) days.

(e) The Reporting Persons ceased to beneficially own, in the aggregate, more than 5% of the outstanding common stock of the Issuer on February 29, 2012.

CUSIP No. 587200106	SCHEDULE 13D/A	Page 15 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 1, 2012

Casablanca Special Opportunities Fund I, LLC

By:	Casablanca Capital LLC, its Investment Manager

By:	/s/ Douglas Taylor
Name:	Douglas Taylor
Title:	Chief Executive Officer

Casablanca Capital I LLC

By:	/s/ Douglas Taylor
Name:	Douglas Taylor
Title:	Chief Executive Officer

Casablanca Capital LLC

By:	/s/ Douglas Taylor
Name:	Douglas Taylor
Title:	Chief Executive Officer

/s/ Donald G. Drapkin
Donald G. Drapkin

/s/ Douglas Taylor
Douglas Taylor

/s/Francisco D'Agostino
Francisco D'Agostino

CUSIP No. 587200106	SCHEDULE 13D/A	Page 16 of 18 Pages

Element Multi Strategy Fund Ltd.

By:	/s/ Francisco D'Agostino
Name:	Francisco D'Agostino
Title:	Director

Element Capital Advisors Ltd.
By:	/s/ Francisco D'Agostino
Name:	Francisco D'Agostino
Title:	President and Director

Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation

By:	/s/ Brian Gibson
Name:	Brian Gibson
Title:	Senior Vice President, Public Equities

CUSIP No. 587200106	SCHEDULE 13D/A	Page 17 of 18 Pages

Schedule 2

Transactions In The Shares By The
Reporting Persons In The Past Sixty (60) Days

The following tables set forth all transactions in the Shares effected in the past sixty (60) days by any of the Reporting Persons, as applicable. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Casablanca Special Opportunities Fund I, LLC

Trade Date	Amount Purchased (Sold)	Price per Share
2/21/2012	(37,873)	$15.00
2/22/2012	(514)	$15.02
2/23/2012	(42,586)	$15.00
2/28/2012	(44,720)	$15.17
2/29/2012	(10,755)	$15.27
3/1/2012	(14,909)	$15.27

Casablanca Managed Accounts

Trade Date	Amount Purchased (Sold)	Price per Share
1/31/2012	(4,606)	$13.85
1/31/2012	(4,606)	$13.85
2/21/2012	(9,029)	$15.00
2/21/2012	(4,388)	$15.00
2/21/2012	(2,219)	$15.00
2/22/2012	(142)	$15.02
2/22/2012	(69)	$15.02
2/22/2012	(35)	$15.02
2/23/2012	(11,829)	$15.00
2/23/2012	(5,749)	$15.00
2/23/2012	(2,907)	$15.00
2/28/2012	(11,332)	$15.17
2/28/2012	(5,507)	$15.17
2/28/2012	(2,784)	$15.17
2/29/2012	(2,725)	$15.27
2/29/2012	(1,325)	$15.27
2/29/2012	(670)	$15.27
3/1/2012	(3,778)	$15.27
3/1/2012	(1,836)	$15.27

AIMCo

Trade Date	Amount Purchased (Sold)	Price per Share
2/21/2012	(398,886)	$15.00
2/22/2012	(5,693)	$15.02
2/23/2012	(472,421)	$15.00
2/28/2012	(480,557)	$15.17
2/29/2012	(115,586)	$15.27
3/1/2012	(160,215)	$15.27

CUSIP No. 587200106	SCHEDULE 13D/A	Page 18 of 18 Pages

Donald Drapkin

Trade Date	Amount Purchased (Sold)	Price per Share
2/21/2012	(2,434)	$15.00
2/22/2012	(38)	$15.02
2/23/2012	(3,188)	$15.00
2/28/2012	(3,055)	$15.17
2/29/2012	(735)	$15.27
3/1/2012	(1,019)	$15.27

Element Capital
Trade Date	Amount Purchased (Sold)	Price per Share
2/21/2012	(2,219)	$15.00
2/22/2012	(35)	$15.02
2/23/2012	(2,907)	$15.00
2/28/2012	(2,784)	$15.17
2/29/2012	(670)	$15.27
3/1/2012	(928)	$15.27